UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 9, 2020 (September 30, 2020)

Open Props Inc.

(Exact name of issuer as specified in its charter)

Delaware	45-1775277
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

1485 Fifth Avenue #25D

New York, NY 10035

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (302) 658-7581

Title of each class of securities issued pursuant to Regulation A:

Props Tokens

Item 9. Other Events

Defined terms in this filing shall have the same meaning as such terms have been given in the offering circular of Open Props Inc. (the “Company”) dated and filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 30, 2020 (the “Offering Circular”), as it may have been or may be amended or supplemented from time to time.

During the third quarter of 2020, users of Props Apps completed in-app activities necessary to earn 9,066,466.88 Pending Props as rewards. As described in the Offering Circular, Pending Props are provisional accounting entries until the user completes certain minimum steps in order to receive Props Tokens in their digital wallet. The necessary steps are described in the Offering Circular.

In addition, during the third quarter of 2020, the Company distributed 10,981,087.66 Props Tokens with respect to Pending Props that had been rewarded to users during the final two quarters of 2019 and the first three quarters of 2020, and to apps and validators.

SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN PROPS INC.

Date: October 9, 2020	By:	/s/ Adi Sideman
Adi Sideman
President and Chief Executive Officer

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